UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            ORTEC INTERNATIONAL, INC.
                       ----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    68749B108
                           -------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 1997
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            405,900\1\

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    8.74%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            405,900\1\

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    8.74%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            405,900\1\

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    8.74%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                               Page 5 of 9 Pages

          This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated September 29, 1997 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed to report that as a result of a recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Persons may be deemed the beneficial owners has increased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.

          This Statement is being filed by SFM LLC, Mr. Soros and Mr. Druckenmiller (collectively, the "Reporting Persons"). This Statement relates to Shares held for the account of Quasar Partners.

Updated information concerning the Managing Directors of SFM LLC is set forth in Annex A hereto and incorporated herein by reference.


Item 3.   Source and Amount of Funds or Other Consideration.

          JS&C expended approximately $727,400 of the working capital of Quasar Partners to purchase the Shares reported herein as being acquired since September 29, 1997 (the date of filing of the Initial Statement).

          The Shares held for the accounts of Quasar Partners and/or other SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.   Interest in Securities of the Issuer.

          (a) As a consequence SFM LLC's ability to terminate the JS&C Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 405,900 Shares held for the account of Quasar Partners (approximately 8.74% of the total number of Shares outstanding).

          (b) The power to direct the voting and disposition of the Shares held for the account of Quasar Partners is currently vested in JS&C pursuant to the JS&C Contract. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the JS&C Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by JS&C with respect to the 405,900 Shares.

          (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage

                                                               Page 6 of 9 Pages

transactions, there have been no transactions with respect to the Shares since September 29, 1997 (the date of filing of the Initial Statement) by any of the Reporting Persons or Quasar Partners.

          (d) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

          (e)  Not applicable.

                                                               Page 7 of 9 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     October 16, 1997

                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                               Page 8 of 9 Pages

                                     ANNEX A

          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                   Scott K. H. Bessent
                                   Walter Burlock
                                   Brian J. Corvese
                                   Jeffrey L. Feinberg
                                   Arminio Fraga
                                   David Gerstenhaber
                                   Gary Gladstein
                                   Ron Hiram
                                   Robert K. Jermain
                                   David N. Kowitz
                                   Alexander C. McAree
                                   Paul McNulty
                                   Gabriel S. Nechamkin
                                   Steven Okin
                                   Dale Precoda
                                   Lief D. Rosenblatt
                                   Mark D. Sonnino
                                   Filiberto H. Verticelli
                                   Sean C. Warren
                                   John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) None of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                                                 Page 9 of 9 Pages

                                                              ANNEX B

                                            RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                     ORTEC INTERNATIONAL, INC.



                                Date of                      Nature of                 Number of
For the Account of              Transaction                  Transaction                 Shares            Price Per Share
------------------              -----------                  -----------               ----------          ---------------
Quasar Partners\1\
                                9/30/97                      BUY                       10,000                   13.9370
                                10/01/97                     BUY                       5,000                    13.8100
                                10/06/97                     BUY                       10,000                   13.5000
                                10/07/97                     BUY                       5,000                    13.6250
                                10/08/97                     BUY                       5,000                    13.6250
                                10/09/97                     BUY                       5,000                    13.7500
                                10/09/97                     BUY                       3,000                    13.9350
                                10/10/97                     BUY                       5,000                    13.8100
                                10/10/97                     BUY                       5,000                    13.6250























--------
1        Transactions effected at the direction of JS&C.
